(Duke Energy logo)                                   Duke Energy Corporation
                                                     422 South Church Street
                                                     P.O. Box 1244
                                                     Charlotte, NC 28201-1244





Nov. 18, 1997                        CONTACT: Randy Wheeless
                                              Office : 704/382-8379
                                              24-Hour: 704/594-0681

                                                     : Cory Warren, PG&E
                                              Office : 415/973-5915

       PG&E APPROVES SALE OF THREE POWER PLANTS TO DUKE ENERGY SUBSIDIARY

SAN FRANCISCO -- Directors of Pacific Gas and Electric Company and its parent company PG&E Corporation (NYSE: PCG) today approved the sale of three electric generating plants in California for $501 million to Duke Energy Power Services Inc., the successful bidder in PG&E's first power plant auction.

Duke Energy Power Services Inc. submitted the winning bid for the following three power plants, which have a combined capacity of 2,645 megawatts:

Morro Bay Power Plant in San Luis Obispo County; Moss Landing Power Plant in Monterey County; and Oakland Power Plant in Alameda County.

PG&E employees will continue to operate and maintain the three power plants under a two-year Operations and Maintenance agreement with the new owner.

"Today's sale marks the achievement of a key milestone in the opening of California's electric utility industry to full competition," said Gordon R. Smith, president and chief executive officer of PG&E. "The sale of these plants helps to ensure increased competition among the producers of electricity in California. Our customers want a competitive energy market to choose from, and that is exactly what they are seeing now."

"Duke Energy examined the California generation market for competitively priced acquisitions and these plants met that objective," said Richard Priory, chairman and chief executive officer of Duke Energy. "These facilities will give Duke Energy the opportunity to blend our expertise in trading and marketing electricity and gas with our focus on operational excellence to deliver greater value to our California customers."

"We are very pleased that Duke Energy Power Services will be acquiring these power plants," said Smith. "They have an outstanding record of experience that will help ensure the continued safe, reliable operations of these important plants. We also are pleased that PG&E's skilled plant employees will continue to operate and maintain these facilities for the next two years, providing a smooth transition to the new ownership."

Under California's electric restructuring law, buyers of utility-owned power plants must contract with the utility to operate and maintain the facilities for two years following the sale. Approximately 170 people are currently employed at the three plants.

The final approval of the sale by the California Public Utilities Commission is expected by the end of this year, and the sale is expected to close by March 31, 1998.

The sale of the plants moves forward the first round of electric generating divestiture following PG&E's previous announcements that it would sell eight power plants, all located in PG&E's northern and central California service territory.

PG&E's auction process began on Sept. 8, 1997, when potential bidders were invited to submit non-binding bids for one or more plants by Oct. 10, 1997, to PG&E's financial advisor, Morgan Stanley & Co. Incorporated.

A qualified group of bidders was then invited to submit binding offers by Nov. 14, 1997, for final evaluation by PG&E.

The Moss Landing Power Plant, situated next to the Pacific Ocean 40 miles south of San Jose, Calif., is PG&E's second largest fossil generating facility. It has a generating capacity of 1,478 megawatts.

The Morro Bay Power Plant is located next to the Pacific Ocean in the city of Morro Bay. It has a generating capacity of 1,002 megawatts.

The Oakland Power Plant is in the city of Oakland adjacent to San Francisco Bay. It has a generating capacity of 165 megawatts.

A second auction of the remaining fossil-fueled and geothermal power plants will be held in 1998. It will include Contra Costa and Pittsburg power plants in Contra Costa County, Hunters Point and Potrero power plants in San Francisco, and The Geysers, a geothermal power plant, in Lake and Sonoma counties. These assets have a combined generating capacity of 4,718 megawatts.

PG&E will continue to own and operate its Diablo Canyon Nuclear Power Plant near San Luis Obispo, as well as a fossil-fueled generating plant in Humboldt County and three mobile turbines.

Pacific Gas and Electric Company is the San Francisco-based regulated utility subsidiary of PG&E Corporation. It is one of the nation's largest investor-owned energy utilities, serving nearly 13 million people in Northern and Central California. The utility's 70,000-square-mile service area stretches from Eureka in the north to Bakersfield in the south and from the Pacific Ocean in the west to the Sierra Nevada in the east.

Duke Energy owns and operates more than 18,000 megawatts of generating capacity around the world. Much of that capacity is concentrated in North Carolina and South Carolina where Duke serves the electrical needs of about two million customers.

Duke Energy Power Services develops, owns and operates electric generation in the United States. It is a subsidiary of Duke Energy Corporation (NYSE: DUK), a global energy company headquartered in Charlotte, N.C., with more than $20 billion in assets.

                                       ###

Duke Energy will hold a teleconference today at 6 p.m. eastern with CEO Richard Priory. To participate, reporters should call (888) 566-6146. The password for the conference is "California." Reporters should call in a few minutes beforehand to avoid a delay in getting connected. The call can be heard on a delayed basis. Call Randy Wheeless at (704) 382-8379 for the number.